BOYD GAMING CORPORATION

2950 Industrial Rd.

Las Vegas, NV 89109

(702) 792-7200

March 14, 2006

Via Edgar Submission

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Boyd Gaming Corporation
File No. 1-12882

Ladies and Gentlemen:

On behalf of Boyd Gaming Corporation (the “Company”), and pursuant to Instruction D(3) to the Report on Form 10-K, we note that the Company’s annual report on Form 10-K for the year ended December 31, 2005 filed herewith reflects a change in accounting principles or practices, or in the method of applying such principles and practices. As noted in the Report of Independent Registered Public Accounting Firm included in the Annual Report, the Company changed its method of accounting for intangible assets to conform to EITF D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill,” and recorded a cumulative effect of a change in accounting principle.

If you have any questions, please do not hesitate to contact me at the above number.

Sincerely,

/s/ JEFFREY G. SANTORO
Jeffrey G. Santoro Vice President and Controller